UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-35464

(Check one):  ☐ Form 10-K   ☑ Form 20F   ☐ Form 11-K   ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR

For period ended: December 31, 2013

  ☐ Transition Report on Form 10-K and Form 10-KSB

  ☐ Transition Report on Form 20-F

  ☐ Transition Report on Form 11-K

  ☐ Transition Report on Form 10-Q and Form 10-QSB

  ☐ Transition Report on Form N-SAR

For the transition period ended: ______________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:  Caesarstone Sdot-Yam Ltd.

Former name if applicable: n/a

Address of principal executive office (Street and number): Kibbutz Sdot-Yam

City, state and zip code: MP Menashe, Israel 3780400

PART II
RULE 12-b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☑ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☐ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

            State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant has been unable to file its Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) by April 30, 2014 due to an outstanding comment that the Company received from the staff of the Securities and Exchange Commission (the “SEC”) regarding its Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

In a comment letter initially received by the Company on December 11, 2013 in connection with SEC staff’s periodic review of the Company’s reports, the staff of the SEC requested, among other things, additional information regarding the basis for the change in functional currency from New Israeli Shekels (NIS) to U.S. dollars (USD) that the Company effected as of July 1, 2012.  The Company responded to such comment letter on January 16, 2014 and responded on March 6, 2014 to an additional comment letter dated February 20, 2014 seeking further information on the same topic.  The outstanding comment on this topic was contained in a further letter dated March 28, 2014 and requested that the Company revise its financial statements for the year ended December 31, 2012 using the NIS as its functional currency or, alternatively, explain to the SEC the facts and circumstances that justify the change of its functional currency as of July 1, 2012.  The Company is continuing its discussions with the SEC regarding this matter as of the date of this report.

The Registrant’s 2013 Form 20-F, including the required financial statements, are otherwise complete; however, because the Company’s continuing discussions with the SEC staff regarding the change to its functional currency, the Company is unable to conclude that its financial statements are in final form.

The Company hopes to conclude its discussions and to receive a response from the SEC staff by May 15, 2014 although it cannot provide any assurance that will be the case.  The Company hopes to be able to file its Form 20-F within the extension period provided pursuant to Rule 12b-25 if it determines that its functional currency after June 30, 2012 was correctly changed from the NIS to the USD.  In such case, the financial statements in such Form 20-F will be consistent with the financial information previously published by the Company.  Conversely, the Company expects to require a number of additional weeks in order to revise and finalize its financial statements if the Company determines that the change in its functional currency as of June 30, 2012 was incorrect.  Under either circumstance, the Company will file the 2013 Form 20-F as promptly as practicable following resolution of the SEC’s comment.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Yair Averbuch	+972 (4) 910-9366
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes ☑     No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑     No ☐

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant announced its results of operations for the fourth quarter and year ended December 31, 2013 in an earnings press release dated February 12, 2014 furnished as Exhibit 99.1 to its Form 6-K dated February 12, 2014.  The Registrant refers investors to that exhibit.

The impact of a change in functional currency would not have any impact on the cash generated by the Company in any prior period, but would impact its reported results of operations as follows:

•
If the Company is required to change its functional currency from the USD to the NIS for the second half of the year ended December 31, 2012, based on a preliminary analysis, the Company believes that the impact on revenue, gross profit and operating income for the 2012 fiscal year compared to its reported results will not be material; however, the Company believes that there will be a material increase in finance expenses, net, given that the Company kept its cash and short-term deposits in USD and hedged its exposure to currency fluctuations on the basis that its functional currency was the USD and not the NIS. During the second half of 2012, the USD depreciated by 5.3% against the NIS.

•
The Company cannot currently make a reasonable estimate of the impact on its results of operation for the 2013 fiscal year if the Company is required to change its functional currency from the USD to the NIS for that year.  The primary reason that the Company cannot make a reasonable estimate is that the change in functional currency impacts a large number of transactions and the Company’s new Oracle Enterprise Resource Planning (ERP) system, which was implemented in April 1, 2013, was customized solely with USD as its functional currency.  Nevertheless, based solely on its preliminary analysis of the impact on the second half of the 2012 fiscal year and without specific analysis as to 2013, the Company believes that the impact on revenue, gross profit and operating income for the 2013 fiscal year compared to its reported results should not be material; however, the Company believes that the impact on finance expenses (income), net, may be more significant given that the Company kept its cash and short-term deposits in USD and hedged its exposure to currency fluctuations on the basis that its functional currency was the USD and not the NIS. During 2013, the USD depreciated by 7.0% compared to the USD.

Caesarstone Sdot-Yam Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2014	By:	/s/ Yair Averbuch
Name: Yair Averbuch
Title: Chief Financial Officer

            Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

            Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

            1.         This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

            2.         One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with the Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of the public record in the Commission files.

            3.         A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

            4.         Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

            5.         Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.